FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 August 2011

RESUMPTION OF TRADING IN HONG KONG

HSBC Holdings plc (the 'Company') issued an announcement in relation to the sale of its Card and Retail Services Business in the US and published the announcement on the Company's website on 10 August 2011. The headlines and document title were published on the Hong Kong Stock Exchange Website/Bulletin Board on 10 August 2011.

Trading of the Company's securities in Hong Kong was suspended for the afternoon trading session on 10 August 2011 to allow sufficient time for investors to consider the published information following disruption of the Hong Kong Stock Exchange's news services.

Trading of the Company's securities is expected to resume in Hong Kong at 9.00am on 11 August 2011.

By Order of the Board
R G Barber
Group Company Secretary

ends/more

Media enquiries to Robert Bailhache on +44 (0)20 7992 5712 or at robert.bailhache@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 10 August 2011